November 16, 2010

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-0402

Dear Ms. Cvrkel,

This letter sets forth the responses of Applied Energetics, Inc. (we, us or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission with regard to the Form 10-K for the fiscal year ended December 31, 2009.  The Staff’s comments were provided to the Company in a letter dated November 8, 2010.  For the convenience of the Staff, the text of the comments is reproduced in its entirety followed by our responses.

Results of Operations Litigation Settlement and Note 1 – Organization of Business and Summary of Significant Accounting Policies Settlement Expenses, page F-8

1. Comment:
In light of the materiality of the amount of settlement expenses incurred during 2009, please tell us and expand your disclosure in future filings to indicate the nature and amounts of the costs included in settlement expenses in your consolidated statement of operations.  As part of our response and your revised disclosure, you should also explain how the fair value of the 2,283,887 shares issued as part of the settlement was determined.

Response:	In future filings, the Company will expand its disclosure in footnote 1 – Settlement Expenses to read as follows:

“Litigation settlement expenses for 2009 were approximately $1.3 million.  This amount represents $1,119,105 for the market value of the 2,283,887 shares issued in settlement of the class action lawsuit filed by George Wood and Raymond Deedon, and the derivative action filed by John T. Johnasen settled on September 29, 2009.  We valued the shares based on the closing price of the shares on October 9, 2009, the date the shares were issued.  Additionally, we had legal expense of $143,072 not covered by insurance proceeds.

Also included in litigation settlement expenses are $50,000 in settlement of an arbitration demand filed by eScrub Systems Inc. and $25,233 in legal expenses incurred associated with this settlement.”

Note 14 – Subsequent events, page F-23

2. Comment:
We note your disclosures indicating that NewOak opted out of the class action settlement and alleges that the alleged misrepresentations constituted breaches of its agreement with the company and that the company breached warranties it made to NewOak in connection with the 2005 private placement.  NewOak seeks indemnification and recovery for alleged breach of contract, unjust enrichment, quantum meruit, fraudulent misrepresentation, tortuous interference with prospective economic relations and violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, and seeks an award of monetary damages in excess of $10 million, plus punitive damages and attorney’s fees and costs.  Please note that in accordance with ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an addi-tional loss may have been incurred.  The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.  Please revise your disclosures in future filings to disclose the amount of any accrual for loss that has been established in connection with this pending litigation as well as the amount or range of potential loss to which the company is exposed in connection with this pending litiga-tion.  Refer to the disclosure requirements outlined in ASC 450-20-50.

Response:
In accordance with ASC 450-20-25-2[b], the Company has not established an accrual because a reasonable estimate of loss cannot be made.  In accordance with ASC 450-20-50-5, the Company will disclose in future filings that no accrual for loss has been established in connection with this pending litigation until such time a reasonable estimate of the loss or range of loss can be made.

    In accordance with your letter and comments, we acknowledge the Company is responsible for the adequacy and accuracy of the disclosure in the filing.  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, APPLIED ENERGETICS, INC.

By:	/s/ Humberto Astorga
Humberto Astorga
Chief Financial Officer